================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of April, 2008

                        Commission File Number: 000-21742

                                   Acergy S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                              200 Hammersmith Road
                                   Hammersmith
                                 London, W6 7DL
                                     England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

Attached herewith are the following materials regarding the Annual General Meeting for Acergy S.A., a Luxembourg company (the "Company"), to be held on May 23, 2008:

     1. Chairman's letter dated April 10, 2008 inter alia advising of Annual General Meeting.

     2. Notice of Annual General Meeting dated April 10, 2008, with (i) unconsolidated financial statements of the Company (including Statutory Auditors' Report and Directors' Report), (ii) supplementary note number 29 to the consolidated financial statements, which were filed on Form 6-K on February 26, 2008, (iii) Independent Auditor's Report regarding the consolidated financial statements and (iv) biographies of Director nominees.

     3. Letter from DnB NOR Bank ASA to holders of Common Shares of the Company regarding voting using the proxy card attached thereto.

     4. Blank form of Proxy Card for holders of Common Shares of the Company.

     5. Depositary's Notice (of Deutsche Bank Trust Company Americas) re Annual General Meeting of Acergy S.A.

     6. Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

The above materials were mailed on April 14, 2008 by Deutsche Bank Trust Company Americas to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 31, 2008.

Certain statements set forth above and contained in the above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of our ship conversion program; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: April 21, 2008                              By: /s/ Stuart Jackson
                                                      --------------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer

Acergy S.A.
c/o Acergy M.S. Limited
200 Hammersmith Road                                    [GRAPHIC OMITTED] Acergy
London W6 7DL, United Kingdom
T: +44 (0)20 8210 5500  F: +44 (0)20 8210 5501
www.acergy-group.com

DEAR SHAREHOLDER

The Annual General Meeting of Shareholders of Acergy S.A. (the "Company") will be held on Friday May 23, 2008 at 3 p.m. at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg.

Due to the fact that the Company is incorporated in Luxembourg as a societe anonyme holding, our affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the Company on an unconsolidated and consolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the Notice.

Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, including unconsolidated and consolidated financial statements, the Board of Directors' report, the Statutory Auditor's and the Independent Auditor's report, as well as Proxy Card relating thereto. Shareholders of record at the close of business on March 31, 2008, will be entitled to vote at the Annual General Meeting.

If you wish your Shares to be voted at the Annual General Meeting, please promptly sign, date and return the enclosed Proxy Card to assure that they will be received in time.

The Company's Board of Directors recommends that you vote in favour of the matters to be considered at the meeting.

Yours sincerely


/s/ Mark Woolveridge
____________________
Mark Woolveridge
Chairman

April 10, 2008

Registered Office                                         [GRAPHIC OMITTED] TAQL
26, rue Louvigny, L-1946 Luxembourg,
Societe Anonyme Holding, R.C. Luxembourg B 43172                     Page 1 of 1

Acergy S.A.
c/o Acergy M.S. Limited
200 Hammersmith Road,                                   [GRAPHIC OMITTED] Acergy
London W6 7DL, United Kingdom
T: +44 (0)20 8210 5500  F: +44 (0)20 8210 5501
www.acergy-group.com

                        NOTICE OF ANNUAL GENERAL MEETING
                         OF SHAREHOLDERS ON MAY 23, 2008

The Annual General Meeting of Shareholders of Acergy S.A. (the "Company"), a Societe Anonyme Holding RCS Lux B 43172 having its Registered Office at 26, Rue Louvigny, L-1946 Luxembourg, will be held at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Friday May 23, 2008 at 3 p.m., for the following purposes:

(1) To consider (i) the report of Deloitte S.A., Luxembourg, Independent Auditors ("Reviseurs d'entreprises") on the consolidated financial statements of the Company, (ii) the Report of Maitland Luxembourg S.A.:
     Luxembourg, Statutory Auditor ("Commissaire aux comptes") of the Company, and (iii) the Report by the Board of Directors of the Company, in respect of the consolidated and unconsolidated financial statements of the Company for the fiscal year ended November 30, 2007.

(2) To approve the unconsolidated balance sheet and statements of profit and loss of the Company for the fiscal year ended November 30, 2007.

(3) To approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2007.

(4) To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2007.

(5) To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid per Common Share does not exceed the higher of the price of the last independent trade on the Oslo Stock Exchange (or for American Depositary Shares (ADSs) on the Nasdaq Stock Market Inc., if applicable) and the highest current independent bid on the trading venue where the purchase is carried out and (b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e., U.S. $2.00 per share) thereof and further provided such purchases are made in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2009.

Registered Office                                         [GRAPHIC OMITTED] TAQL
26, rue Louvigny, L-1946 Luxembourg,
Societe Anonyme Holding, R.C. Luxembourg B 43172                     Page 1 of 2

                                                        [GRAPHIC OMITTED] Acergy

(6) To elect eight directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected.

(7) To elect the Statutory Auditors ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Reviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

(8) To approve the determination of dividends of the Company for the fiscal year ended November 30, 2007, namely (i) approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of USD
     0.21 per Common Share, payable on June 12, 2008, to Shareholders of record as of May 29, 2008, and (ii) transfer of all undistributed profits to the retained earnings of the Company. (Note: The first trading date ex dividend will be May 27, 2008)

(9) To approve the amendment to the 2003 Stock Option Plan and the French Stock Option Plan so that the number of shares that may be delivered shall increase from 6,310,000 to 18,800,000 and from 500,000 to 2,000,000 respectively, bearing in mind that the number under the French Stock Option Plan is subset of the number of shares available under the general plan.

Yours sincerely


/s/ Mark Woolveridge
____________________
Mark Woolveridge
Chairman

April 10, 2008

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose so as to arrive at the registered office by the May 17, 2008. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

                                   Acergy S.A.
                             Societe Anonyme Holding

                                 ANNUAL ACCOUNTS
                                       AND
                            REPORT OF THE COMMISSAIRE

                                NOVEMBER 30, 2007






                                26, rue Louvigny
                                     L-1946
                                   Luxembourg
                  Commercial register number: Luxembourg B43172

                                   Acergy S.A.

                                TABLE OF CONTENTS

                                                                           Pages
                                                                          ------
Report of the commissaire                                                      1

Report to the Board of Directors                                               2

Balance sheet as at November 30, 2007                                          3

Profit and loss account for the year ended November 30, 2007                   4

Notes to the annual accounts as at November 30, 2007                       5- 15

Trust and Corporate Services
Asset Management
Fund Services
Advisory                                              [GRAPHIC OMITTED] Maitland

                                                           Maitland Luxembourg
                                                           S.A.
                                                           6 rue Adolphe Fischer
                                                           L-1520 Luxembourg

                                                           Postal:
                                                           Boite Postale 1361
                                                           L-1013 Luxembourg

                                                           D +352 40 25 05 427
                                                           T +352 40 25 05 1
                                                           F +352 40 25 05 66
                                                           maitlandgroup.com

                            REPORT OF THE COMMISSAIRE
                             TO THE SHAREHOLDERS OF
                                   ACERGY S.A.
                                November 30, 2007

In accordance with legal and statutory requirements, we are pleased to report to you on the execution of our engagement as Commissaire in respect of the year ended November 30, 2007 following the mandate granted to us.

Our examination was carried out in accordance with the provisions of Article 62 of the law of 10 August 1915 (as modified), which does not require the Commissaire to give an opinion on the financial statements. Consequently, we have not verified the financial statements in accordance with International Standards on Auditing.

We have confirmed that the financial statements at November 30, 2007, showing a balance sheet total of U.S. $1,346,538,000 and a loss for the year then ended of U.S. $35,350,000, are in accordance with the accounting records and with documentary evidence submitted to us.

We propose that these financial statements be approved and that discharge be granted to the Board of Directors.

Maitland Luxembourg S. A.


/s/ John Kleynhans
-------------------------
John Kleynhans
Luxembourg

9 April 2008

Maitland Luxembourg S.A.        Luxembourg
Societe Anonyme
R.C.S. Luxembourg B 13583       BVI
                                Cape Town
Conseil Economique              Dublin
Licence Number 72662            Durban
                                Geneva
                                Isle of Man
                                Johannesburg
                                London
                                Paris

        Report of the Board of Directors to the Annual General Meeting of
                           ACERGY S.A. (the "Company")
    to be held at the offices of Services Generaux de Gestion, Gestion S.A.,
                    23 avenue Monterey, L - 2086 Luxembourg.
                                  MAY 23, 2008

Dear Shareholders:

We are pleased to submit for your approval the Balance Sheet as of November 30, 2007 and the Statement of Profit and Loss for the year then ended.

The investment in subsidiaries amounted to U.S. Dollars 846,625,000 at November 30, 2007. There were no dividends declared by and receivable from subsidiaries at November 30, 2007. The net loss for the year ended November 30, 2007 was U.S. Dollars 35,350,000. During 2007 a dividend of 20 cents per common share was paid in respect of the year ended November 30, 2006. Retained losses to be carried forward are U.S. Dollars 35,350,000.

On February 6, 2008 the Board of Directors resolved to recommend to the shareholders at the Annual General Meeting a declaration of dividend of 21 cents per common share.

By special vote we ask you to discharge the Directors and the Statutory Auditor of the Company for the year ended November 30, 2007.

Furthermore, we request that you elect the Statutory Auditor ("Commissaire aux comptes") of the Company for a term to expire at the forthcoming Annual General Meeting of Shareholders.

Finally, we request you to re-elect as Directors of the Company, Mr. J. Frithjof Skouveroe, Mr. Mark Woolveridge, Mr. Tom Ehret, Mr. James B. Hurlock, Mr. Trond
O. Westlie, Mr. George H. Doremus and Sir Peter Mason, and to elect Mr. J. P. Cahuzac at the forthcoming Annual General Meeting of shareholders on May 23, 2008.


/s/ Tom Ehret                                               /s/ Mark Woolveridge
-------------                                               --------------------
Tom Ehret                                                   Mark Woolveridge
Director                                                    Director

April 9, 2008

                                   ACERGY S.A.

                                  BALANCE SHEET
                             As at November 30, 2007

                              (in thousands of USD)

ASSETS                        Notes        2007        2006   LIABILITIES                      Notes         2007         2006
---------------------------   -----   ---------   ---------   ------------------------------   -----    ---------    ---------
FINANCIAL ASSETS                                              CAPITAL
  Shares in affiliated
   undertakings                3        820,422     820,462     Subscribed capital              5         389,908      389,014
  Shares in participating
   interests                   3         26,203      26,203     Share premium account           5         300,099      428,385
  Treasury Stock              2.6,      110,191      16,512     Reserves
                              14
                                                                  Treasury stock reserve        5         110,191       16,512
                                                                  Legal reserve                5, 6        38,991       38,901

CURRENT ASSETS
  Debtors                      4         81,729      71,904
  Cash at bank                          300,277     479,819     Retained (loss)/ earnings       5         (35,350)       1,682
                                                                                                        ---------    ---------
PREPAYMENTS AND ACCRUED
 INCOME                       2.5         7,716       9,022   SHAREHOLDER'S EQUITY              5         803,839      874,494
                                                              PROVISIONS FOR
                                                               LIABILITIES AND CHARGES          8          25,597       18,153
                                                              CREDITORS                         9          17,102       31,275
                                                              CONVERTIBLE LOAN NOTES           13         500,000      500,000
                                      ---------   ---------                                             ---------    ---------
TOTAL ASSETS                          1,346,538   1,423,922   TOTAL LIABILITIES                         1,346,538    1,423,922
                                      =========   =========                                             =========    =========

The accompanying notes form an integral part of these annual accounts.

                                   ACERGY S.A.

                             PROFIT AND LOSS ACCOUNT
                      For The Year Ended November 30, 2007

                              (in thousands of USD)

                              Notes        2007        2006                                    Notes         2007         2006
                              -----   ---------   ---------                                    -----    ---------    ---------
CHARGES                                                       INCOME
  Parent company                                                Parent company
   guarantees-charges          10        17,755      15,364      guarantees-income                         17,752       15,364
  Interest payable                                              Other interest
   and similar                                                   receivable and
   charges                               12,499       1,756      similar income
                                                                - affiliated
                                                                  undertakings                              1,205          161
                                                                - other interest
                                                                  and similar charges                      18,369        3,440

  Other charges               7, 11      13,462      16,917     Other costs reimbursement                  12,272       16,754
  Loss on sale of
   treasury shares              14       41,232           -     Loss for the financial year                35,350            -
  Profit for the
   financial year                             -       1,682
                                      ---------   ---------                                             ---------    ---------
TOTAL CHARGES                            84,948      35,719   TOTAL INCOME                                 84,948       35,719
                                      =========   =========                                             =========    =========

The accompanying notes form an integral part of these annual accounts.

                                   ACERGY S.A.

                          NOTES TO THE ANNUAL ACCOUNTS
                             as of November 30, 2007

NOTE 1 - ORGANIZATION

     Acergy S.A. ("the Company") is a holding company incorporated under the laws of Luxembourg on March 10, 1993. The Company has been incorporated for an unlimited period of time.

     The object of the Company is to invest in subsidiaries which will provide technologically sophisticated offshore and subsea engineering, flow line, trunk line and pipeline lay, construction, inspection and maintenance services, predominantly for the offshore oil and gas industry. More generally, the Company may invest in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purpose of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects whilst nevertheless remaining within the limits set out by the law on holding companies within the Law of July 31, 1929 governing holding companies which fiscal regime is maintained for a transitional period until December 31, 2010 according to conditions defined by the Law of December 22, 2006 amending the Law of July 31, 1929.

     The Company also prepares consolidated financial statements in conformity with the Seventh Directive of the European Union. Copies of these financial statements are available at the registered office of the Company.

     The Company is reimbursed by its subsidiaries for certain general expenses incurred on behalf of the subsidiaries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company maintains its books and records in U. S. Dollars, and presents its annual accounts in accordance with generally accepted accounting principles in Luxembourg, which include the following significant accounting policies:

     2.1  Format of financial statements

          In accordance with Article 26 of the law of December 19, 2002 as amended, the financial statements are presented with certain modifications to the general legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

     2.2  Investments

          Investments are stated at cost less any permanent impairment in value.
          Article 51 (e) of the Law of December 19, 2002 foresees that assets and liabilities are to be valued on an individual basis. Since all group companies are closely related to each other and any impairment review has to be performed on a portfolio basis instead of on an individual investment basis, any permanent impairments of the cost of the portfolio would lead to value adjustments. Earnings in investee companies are recognized when, and to the extent, dividends are received from investee companies.

                                   ACERGY S.A.

                          NOTES TO THE ANNUAL ACCOUNTS
                             as of November 30, 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     2.3  Translation of foreign currencies

          The company maintains its accounts in the currency in which the capital is expressed, i.e. in U. S. Dollars and the annual accounts are expressed in this base currency. Amounts in foreign currencies are translated into the base currency on the following basis:

       o Formation expenses, the cost of acquisition of intangible, tangible and financial fixed assets denominated in a currency other than the base currency are translated at historical exchange rates;

       o All other assets denominated in a currency other than the base currency are valued individually at the lower of their counter values translated into base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

       o All liabilities denominated in a currency other than the base currency are valued individually at the higher of their counter values translated at historical exchange rate or exchange rate prevailing at the balance sheet date;

       o Revenues and expenses denominated in a currency other than the base currency are translated into the base currency at the exchange rates applicable on the day they are collected or disbursed.

          Consequently only realized exchange gains and losses and unrealized exchange losses are reflected in the profit and loss account.

     2.4  Share Option Plan

          Share-based compensation is accounted for in accordance with SFAS
          No. 123 (revised 2004) 'Share- Based Payments' ('SFAS No.l23(R)'). Compensation expense is based on the fair value of an award at the date of grant and is recognized over the requisite service period using the graded vesting attribution method. The determination of the grant date of all options is based on the date of approval by the Compensation Committee. Compensation expense is recognized for plans with non-market based performance conditions if achievement of those conditions is probable, and is charged using the graded vesting attribution method, except for options granted under the Senior Management Incentive Plan ('SM1P'), which are charged on a straight-line basis.

          According to SFAS No. 123 'Accounting for Stock-Based Compensation' ('SFAS No.123'), the required pro forma disclosures for the periods prior to adoption of SFAS 123(R) are as if the fair-value method of accounting had been applied.

          As required by SFAS No.123, net income (loss) would be changed to the following pro forma amounts if the fair-value method of accounting had been applied. The compensation cost is charged to operations using the graded vesting attribution method, except for options granted under the Senior Management Incentive Plan ('SMIP'), which are charged to operations on a straight-line basis.

                                   ACERGY S.A.

                          NOTES TO THE ANNUAL ACCOUNTS
                             as of November 30, 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                                                                          2005
                                                                        ($'000)
                                                                        -------
          Net income, as reported                                             -
          Add back: SMIP cost expensed as per APB Opinion
           No. 25, net of tax                                             9,500
          Total stock-based employee compensation expense
           determined under the fair value method, net of tax            (5,100)
                                                                        -------
          Net income pro forma                                            4,400
                                                                        =======

     2.5  Convertible Notes

          The Convertible Notes are accounted for as a debt instrument. The costs incurred in connection with the issuance of the Convertible Notes are treated as a deferred debt cost and amortized over the life of the Convertible Notes. If the Convertible Notes are converted at the option of the holders the deferred debt cost will be expensed immediately.

     2.6  Treasury Stock

          Capital stock acquired that is not retired is carried at cost and reflected as a separate disclosure of shareholders' equity.

NOTE 3 - SHARES IN AFFILIATED UNDERTAKINGS AND SHARES IN PARTICIPATING INTERESTS

     The Company accounts for its shares in affiliated undertakings and shares in participating interests at historical cost. The direct subsidiaries of the Company at November 30, 2007 and November 30, 2006 are as follows:

                                                       Percentage held        Cost ($'000)
                                                     ------------------    -----------------
     Name of the company            Country             2007       2006       2007      2006
     ----------------------------   --------------   -------    -------    -------   -------
     Acergy Holdings N.V.           Netherlands          100%       100%   245,934   245,934
                                    Antilles
     Acergy B.V.                    Netherlands           75%        75%   268,935   268,935
     Acergy M.S. Ltd                Bermuda              100%       100%        12        12
     Jarius Investments Limited     Gibraltar            100%       100%   305,541   305,541
     Seaway Offshore S.A.(1)        Luxembourg             -        100%         -        40
     Acergy Shipping Limited        United Kingdom        <1%        <1%    18,823    18,823
     Acergy Holdings Limited        United Kingdom        <1%        <1%     7,380     7,380
                                                                           -------   -------
                                                                           846,625   846,665
                                                                           =======   =======

----------
(1) Seaway Offshore S.A. was liquidated on December 12, 2006.

                                   ACERGY S.A.

                          NOTES TO THE ANNUAL ACCOUNTS
                             as of November 30, 2007

NOTE 3 - INVESTMENTS (continued)

     Although certain subsidiaries within the group may have deficits in shareholders' equity, the assets of other subsidiaries in the group are available to meet these obligations. In the opinion of the Directors, there is no permanent impairment in the carrying value of the above investments.

NOTE 4 - DEBTORS

                                                                      More than
     2007 ($'000)                                                        1 year
     ---------------------------------------                          ---------
     Amount due from affiliated undertakings                             81,729
                                                                      ---------
                                                                         81,729
                                                                      =========

                                                                      More than
     2006 ($'000)                                                        1 year
     ---------------------------------------                          ---------
     Amount due from affiliated undertakings                             71,904
                                                                      ---------
                                                                         71,904
                                                                      =========

NOTE 5 - SHAREHOLDER'S EQUITY

                                                           Share      Treasury                  Retained
                                         Subscribed      premium         Stock        Legal    earnings/
                               ($'000)      capital      account       Reserve      Reserve       (loss)         Total
     ---------------------------------   ----------   ----------    ----------   ----------   ----------    ----------
     Balance as at December 1, 2006         389,014      428,385        16,512       38,901        1,682       874,494
     - Options exercised                        894        1,418             -           90            -         2,402
     - Dividend paid                              -      (36,025)            -            -       (1,682)      (37,707)
     - Result for the year                        -            -             -            -      (35,350)      (35,350)
     - Treasury Stock Reserve                     -      (93,679)       93,679            -            -             -
                                         ----------   ----------    ----------   ----------   ----------    ----------
     Balance as at November 30, 2007        389,908      300,099       110,191       38,991      (35,350)      803,839
                                         ==========   ==========    ==========   ==========   ==========    ==========

                                   ACERGY S.A.

                          NOTES TO THE ANNUAL ACCOUNTS
                             as of November 30, 2007

NOTE 5 - SHAREHOLDER'S EQUITY (continued)

     During fiscal year 2007, the following transactions occurred:

        o Pursuant to the Company's Stock Option Plans, the Company issued 446,847 Common Shares.

     Following these transactions the number of Common Shares outstanding as at November 30, 2007 is 194,953,972(2006: 194,507,125).

     During fiscal year 2006 the following transactions occurred:

        o Pursuant to the Company's Stock Option Plans, the Company issued 1,744,533 Common Shares.

NOTE 6 - LEGAL RESERVE

     Under Luxembourg law an amount equal to at least 5% of the annual income must be appropriated to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from share premium.

     The legal reserve for all outstanding Common Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of issuance of new shares.

NOTE 7 - SHARE OPTION PLAN

     The Group operates a share option plan approved in April 2003 (the '2003 Plan'). An option plan for key Directors and employees resident in France (the 'French Plan'), is a sub-plan under the 2003 Plan. Options granted under the SMIP (previously named the Key Staff Retention Plan), were issued under the 2003 Plan.

     A Compensation Committee appointed by the Board of Directors administers these plans. Options are awarded at the discretion of the Compensation Committee to Directors and key employees.

     Under the 2003 Plan options of up to but not exceeding 6.3 million Common Shares can be granted. This plan replaced the previous plan (the '1993 Plan'). The unused portion of options authorized as at November 30, 2007 is 149,979. Any options granted under the French Plan count against this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. Share options exercises are satisfied by either issuing new shares or reissuing treasury shares.

     Options were granted during fiscal year 2007 over 52,000 Common Shares (2006: 943,000), which included 22,000 options (2006: 179,500) granted under the French Plan.

                                   ACERGY S.A.

                          NOTES TO THE ANNUAL ACCOUNTS
                             as of November 30, 2007

NOTE 7 - SHARE OPTION PLAN (continued)

     The charge for compensation expense for fiscal year 2007 was $7.1 million (2006: $4.5 million) (net of tax benefit of $5.1 million (2006: $0.4 million)) for non-performance based share options using the graded vesting attribution method. The SMIP compensation expense for fiscal year 2007 was $0.2 million (2006: $1.3 million). SFAS No. 123(R) bases this charge on the fair value of the option at the grant date whereas under the previous bulletin APB No. 25, under which the SMIP was accounted for prior to adoption of SFAS No. 123(R), the charge was based on the excess of the quoted market price at the balance sheet date over the option exercise price. Under APB No. 25, changes in the quoted market price were reflected as an adjustment in the period the change occurred. The charge in fiscal year 2006 under APB No. 25 would have been $28.3 million. The effect of adoption of SFAS No. 123(R) is to increase our income from continuing operations and net income for fiscal year 2006 by $22.5 million and to increase our basic and diluted earnings per share from continuing operations for fiscal year 2006 by $0.12 and $0.11 respectively.

     Options activity including the SMIP, are as follows:

                                                     2007                         2006                         2005
                                          --------------------------   --------------------------   --------------------------
                                                            Weighted                     Weighted                     Weighted
                                                             average                      average                      average
                                                            exercise                     exercise                     exercise
                                                               price                        price                        price
     For the year ended November 30             Shares             $         Shares             $         Shares             $
     ----------------------------------   ------------    ----------   ------------    ----------   ------------    ----------
     Outstanding at beginning of year        8,500,241          6.77      9,770,001          5.45     10,060,311          4.81
     Granted                                    52,000         20.94        943,000         19.17      1,151,000          9.43
     Exercised                              (3,403,865)         4.20     (1,744,533)         6.18     (1,368,371)         4.02
     Forfeited                                 (32,680)         6.22       (436,096)         8.23        (72,939)         5.08
     Expired                                         -             -        (32,131)         2.71              -             -
     Outstanding at end of year              5,115,696          8.64      8,500,241          6.77      9,770,001          5.45
     Exercisable at end of year              2,696,840                    2,572,701          8.25      2,880,835          9.39
     Weighted average fair value of
      options granted                                           9.62                         9.55                         6.78

     The total intrinsic value of options exercised, being the excess of the quoted market price of our stock at the exercise date over the option exercise price, in fiscal year 2007 was $54.1 million (2006: $17.2 million). The total fair value of share options vested in fiscal year 2007 was $6.2 million (2006: $4.2 million).

     During fiscal year 2007, the Board Compensation Committee determined that 98.3% of the objectives under the SMIP had been met and therefore the performance-based share options vested on February 28, 2007 and became exercisable. The unvested options were subsequently forfeited. Of the options outstanding as at November 30, 2007, but not yet exercisable, nil options (2006: 0.5 million) had performance criteria attached that need to be fulfilled before they can be exercised.

                                   ACERGY S.A.

                          NOTES TO THE ANNUAL ACCOUNTS
                             as of November 30, 2007

NOTE 7 - SHARE OPTION PLAN (continued)

     The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                   2007        2006        2005
                                                -------     -------     -------
     Risk free interest rates                       4.6%        4.6%        4.3%
     Expected lives of options                  5 years     5 years     7 years
     Expected volatility                           45.8%       51.1%      73.96%
     Expected dividend yields                         -           -           -

     The expected life of an option is determined by taking into consideration the vesting period of options and the observed historical pattern of share option exercises. The expected volatility over the expected term of the option is estimated from our historical volatility. The expected dividend yield assumption is nil% as a historical pattern of dividend payments had not been established at the grant dates and fiscal year 2007 was the first time the Group had paid a dividend.

     The total compensation costs for share-based arrangements for fiscal year 2007 was $7.3 million (2006: $6.2 million). The total compensation cost not yet recognized in relation to non-vested share options as at November 30, 2007 was $6.0 million (2006: $12.6 million) and was expected to be recognized over the weighted-average period of 2.7 years (2006: 3.4 years).

     The following tables summarise information about share options outstanding as of 30 November 2007:

                                                  Options outstanding                  Options exercisable
                                      ------------------------------------------   ---------------------------
                                                         Weighted       Weighted                      Weighted
                                                          Average        Average                       Average
                                                        Remaining       exercise                      Exercise
     Range of exercise price               Options    Contractual          price         Number          price
     Common Shares                     outstanding   life (years)              $    Exercisable              $
     ------------------------------   ------------   ------------   ------------   ------------   ------------
     $11.21-19.45                        1,266,897           8.01          18.21        428,779          17.11
     $7.31 - 11.20                       1,363,839           5.31           9.98        542,528           9.94
     $3.01-7.30                            745,573           6.47           5.22        541,898           5.26
     $1.19-3.00                          1,739,387           6.01           2.10      1,183,635           2.06

     Total                               5,115,696           6.39           8.64      2,696,840           6.68

                                   ACERGY S.A.

                          NOTES TO THE ANNUAL ACCOUNTS
                             as of November 30, 2007

NOTE 8 - PROVISIONS FOR LIABILITIES AND CHARGES

     ($'000)                                                    2007        2006
     --------------------------------------                ---------   ---------
     Senior Management Incentive Plan                         13,624      13,316
     Stock Option Compensation                                11,973       4,837
                                                           ---------   ---------
                                                              25,597      18,153
                                                           =========   =========


NOTE 9 - CREDITORS

                                               Less than   More than
     2007 ($'000)                               one year      1 year       Total
     --------------------------------------    ---------   ---------   ---------
     Amount owed to affiliated undertakings            -      14,730      14,730
     Other creditors                               2,372           -       2,372
                                               ---------   ---------   ---------
                                                   2,372      14,730      17,102
                                               =========   =========   =========

                                               Less than   More than
     2006 ($'000)                               one year      1 year       Total
     --------------------------------------    ---------   ---------   ---------
     Amount owed to affiliated undertakings            -      29,562      29,562
     Other creditors                               1,713           -       1,713
                                               ---------   ---------   ---------
                                                   1,713      29,562      31,275
                                               =========   =========   =========

NOTE 10 - COMMITMENTS AND GUARANTEES

     We arrange for bank guarantees, which collectively refer to bank guarantees, performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligation to be provided to our clients in connection with our work on specific projects.

     The total amount outstanding in respect of bank guarantees was $388.3 million as at November 30, 2007, (2006: $321.7 million). The purpose of the bank guarantees generally is to enable our clients to recover cash paid to us in advance of performing our obligations under the contracts or to obtain cash compensation should we be unable to fulfill our performance obligations under our contracts.

                                   ACERGY S.A.

                          NOTES TO THE ANNUAL ACCOUNTS
                             as of November 30, 2007

NOTE 11 - BOARD OF DIRECTORS' EXPENSES

     Fees paid to Directors for the year ended November 30, 2007 amounted to $360,000 (2006: $345,524).

NOTE 12 - TAXES

     The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-resident directors during the period. The tax is calculated as follows:

     Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds Euro 2,400,000:

     o  3% on interests paid to bond and other security-holders;

     o 1.8% on dividends, profit quotas and remuneration to non-resident directors on the first Euro 1,200,000;

     o 0.1% on any surplus dividends, profit quotas and remuneration to non-resident directors.

     Where the total interest paid each year to bondholders and on other comparable securities is less than Euro 2,400,000:

     o  3% on interests paid to bond and other security-holders;

     o 3% on dividends, profit quotas and remuneration to non-resident directors, but to a maximum amount corresponding to the difference between Euro 2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;

     o 1.8% on any surplus dividends, profit quotas and remuneration to non-resident directors up to Euro 1,200,000 distributed;

     o 0.1% on surplus dividends, profit quotas and remuneration to non-resident directors.

     Billionaire holding companies are subject to a minimum annual charge of Euro 48,000. The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

     For the years ended November 30, 2007 and 2006 this tax amounted to $297,147 and $59,124 respectively, and is included in other charges in the accompanying statements of profit and loss.

     As per Note 1 the Company must remain within the limits set out by the Law of July 31, 1929 governing holding companies which fiscal regime is maintained for a transitional period until December 31, 2010 according to conditions defined by the Law of December 22, 2006 amending the Law of July 31, 1929.

                                   ACERGY S.A.

                          NOTES TO THE ANNUAL ACCOUNTS
                             as of November 30, 2007

NOTE 13 - CONVERTIBLE LOAN NOTES

     On September 11, 2006 the launch and pricing of an offering was announced of $500 million in aggregate principal amount of Convertible Notes due in fiscal year 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million. The issuance costs of $9.2 million are capitalized within assets in the Balance Sheet and are being amortized over the term of the Convertible Notes using the effective interest rate method.

     The Convertible Notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The Convertible Notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

     The noteholders were granted an option which allows them to convert the Convertible Notes into common shares with an initial conversion price of $24.05 equivalent to 20,790,021 Common Shares, or approximately 10.7% of our existing issued share capital as at November 30, 2006. This was subsequently revised to $23.80 on May 31, 2007 following the payment of the dividend. The conversion price will continue to be adjusted in line with market practices for this type of instrument to provide 'fair value' adjustments for items such as payment of dividends and events like a change of control which can affect materially the marketability, liquidity or volatility of Common Shares.

     There is also an option for the Company to call the Convertible Notes after 4 years and 14 days from the date of issue if the price of the Common Shares exceeds 130% of the then prevailing conversion price over a specified period.

     The following undertakings apply:

     o unsecured but with a negative pledge provision in respect of other current and future debt to ensure that the Convertible Notes will rank equally with other debt issuance;

     o a cross default provision subject to a minimum threshold of $10 million and other events of default in connection with non-payment of the Convertible Notes;

     o various undertakings in connection with the term of any further issuance of Common Shares, continuance of the listing of the shares and the Convertible Notes on recognized stock exchanges; and

     o provisions for the adjustment of the conversion price in certain circumstances.

     The Convertible Notes were underwritten jointly by UBS and Lehman Brothers with the Bank of New York acting as Trustee and Agent.

     There were no conversions of these Convertible Notes as of November 30, 2007.

                                   ACERGY S.A.

                          NOTES TO THE ANNUAL ACCOUNTS
                             as of November 30, 2007

NOTE 14 - TREASURY STOCK

     On September 11, 2006 the commencement of the share buyback program was announced, up to a maximum of 10% of our issued share capital, pursuant to the standing authorization granted to the Board at the Annual General Meeting held on May 15, 2006 for a maximum aggregate consideration of $300 million. Any such repurchases are open market repurchases on the Oslo Stock Exchange.

     During fiscal year 2007 8,098,625 Common Shares (2006: 914,800 Common Shares) have been repurchased for a total consideration of $146.8 million (2006: $16.5 million).

     We have reissued 2,957,018 from our Treasury Shares (2006: Nil) to satisfy share option exercises for a total consideration of $11.8 million. The costs of these shares were $53.1 million leading to a loss of $41.3 million.

     Any shares repurchased will either be cancelled, subject to shareholder approval, or held as Treasury Shares to meet obligations arising under the Convertible Notes or any employee share option schemes.

     As at November 30, 2007 6,935,528 Common Shares (2006: 1,793,921 Common
     Shares) were held as Treasury Shares. 879,121 of these shares are held by an indirect, wholly-owned subsidiary of Acergy S.A.


NOTE 15 - SUBSEQUENT EVENTS

     On February 6, 2008, the Board resolved to recommend a dividend per common share of 21 cents (2006: 20 cents), subject to shareholder approval at the Annual General Meeting.

     As at April 8, 2008, 6,145,900 Common Shares have been repurchased since the year end for a total consideration of $132.4 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           ACERGY S.A.

29. INFORMATION REQUIRED UNDER THE 7(TH) DIRECTIVE OF THE EU

The consolidated financial statements have been prepared under US GAAP and, together with the following additional information, comply with the legal requirements under the 7(th) Directive of the European Union as implemented in Luxembourg.

a)        Format of financial statements

The Company keeps its books and records in U.S. Dollars. In accordance with
Article 319 of the law of August 10, 1915, the consolidated financial statements are presented with certain modifications to the legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of Acergy S.A. (the "Company", formerly Stolt Offshore S.A.) to the reader with the utmost clarity.

b)        Registered office

The Company is a finance holding company incorporated in Luxembourg on March 10, 1993. The registered address of the Company is 26 rue Louvigny, L-1946 Luxembourg. The registered number of the Company is R.C. Luxembourg B.43.172.

c)        Personnel costs

The average number of persons employed, predominantly in offshore construction, during the year ended November 30, 2007 was 7,045 and the related personnel costs associated thereto were $778 million.

d)        Directors' emoluments

In addition to the pension and benefit plans, including post-retirement benefits, paid or accrued during the year for employees, directors and officers of the Company, total remuneration paid to directors and officers of the Company during the years ended November 30, 2007 and 2006 totalled $6.36 million and $4.84 million, respectively. Total pension and post-retirement benefits paid or accrued for the benefit of officers of the Company totalled $0.2 million in 2007 and $0.2 million in 2006.

e) Paid-in surplus, accumulated other comprehensive income, net and other reconciling items

Paid-in surplus

The additional paid-in surplus reported under US GAAP includes certain amounts which do not constitute statutory capital under Luxembourg law. These amounts are therefore not reflected in the statutory Company financial statements of Acergy S.A.

A reconciliation of the statutory Company financial statements to the consolidated Group financial statements is shown below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           ACERGY S.A.

Paid-in surplus:

($ millions)                                                                   2007          2006
----------------------------------------------------------------------   ----------    ----------
As slated in the statutory company financial statements                       300.1         428.4
Legal reserve                                                                  38.9          38.9
Treasury stock reserve                                                        110.2          16.5
Share issue expenses related to capital transactions                          (11.1)        (11.1)
Dividends paid                                                                 36.0             -
Additional paid-in surplus recognised under US GAAP:
Settlement of share price guarantees (1)                                      (15.9)        (15.9)
Stock-based compensation plan obligation                                       30.7          18.2
                                                                         ----------    ----------
As stated in the consolidated financial statements under US GAAP              488.9         475.0

Accumulated other comprehensive income, net

The accumulated other comprehensive income, net reported under US GAAP includes certain amounts, which do not qualify to be recorded directly against reserves under Luxembourg law.

Accumulated other comprehensive income, net:

($ millions)                                                                   2007          2006
----------------------------------------------------------------------   ----------    ----------
As stated in the consolidated financial statements under US GAAP               40.6           7.5
Adjusted for items not recorded against reserves under Luxembourg law:
Minimum pension liability adjustment, net of tax (1)                           11.7          10.5
                                                                         ----------    ----------
Amounts not qualifying to be recorded directly against reserves under
 Luxembourg law                                                                52.3          18.0

Consequently, net income under Luxembourg law will be calculated and disclosed as follows:

Net income:

($ millions)                                                                   2007          2006
----------------------------------------------------------------------   ----------    ----------
Net income as stated in the consolidated statements of operations
 under US GAAP                                                                153.6         236.7
Stock based compensation                                                       12.5           6.2
Sale of treasury shares                                                       (41.2)            -
Minimum pension liability adjustment, net of tax (1)                          (11.7)        (10.5)
                                                                         ----------    ----------
Net income under Luxembourg law                                               113.2         232.4

     (1) In 2007 and 2006 these reconciling items are recorded as adjustments in terms of Luxembourg law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           ACERGY S.A.

f)        Common Shares held in treasury

On September 11, 2006 the company announced the commencement of our share buy back program up to a maximum of 10% of our issued share capital, pursuant to the standing authorisation granted to the Board at the Annual General Meeting held on May 15, 2006 for a maximum aggregate consideration of $300 million. Any such repurchases are open market repurchases on the Oslo Stock Exchange. During fiscal year 2007 Acergy S.A repurchased 8,098,625 Common Shares (2006: 914,800) for a total consideration of S146.8 million (2006: $16.5 million).

As at November 30, 2007 and 2006 Acergy Investing Ltd held 879,121 outstanding Common Shares in the Company. Under US GAAP, these shares are presented as Common Shares held in treasury, and form part of Shareholders' equity on the balance sheet. Under Luxembourg law, these shares should be presented as an investment in own shares. The following table shows the summary balance sheet reflecting the reconciling adjustments that would be necessary to conform with Luxembourg law.

($ millions)                                                                   2007          2006
----------------------------------------------------------------------   ----------    ----------
Total assets as stated in the consolidated financial statements
 under US GAAP                                                              2,421.5       2,209.2
Investment in own shares as disclosed under Luxembourg law                    111.2          17.5
                                                                         ----------    ----------
Total assets under Luxembourg law                                           2,532.7       2,226.7
                                                                         ==========    ==========
Total liabilities and minority interest as stated in the consolidated
 financial statements under US GAAP                                         1,692.8       1,509.5
                                                                         ----------    ----------
Total shareholders' equity as stated in the consolidated financial
 statements under US GAAP                                                     728.7         699.7

Reclassification of common shares held in treasury to investment in
 own shares                                                                   111.2          17.5
                                                                         ----------    ----------
Total shareholders' equity under Luxembourg law                               839.9         717.2
                                                                         ----------    ----------
Total liabilities and shareholders' equity under Luxembourg law             2,532.7       2.226.7
                                                                         ==========    ==========

Under Luxembourg law a further reclassification is required within shareholders equity to separately report a special reserve for own shares. This reclassification is shown below and has no impact to total shareholders' equity under Luxembourg law as reported above.

($ millions)                                                                   2007          2006
----------------------------------------------------------------------   ----------    ----------
Total accumulated deficit as stated in the consolidated financial
 statements under US GAAP                                                     (79.5)       (154.3)
Less: Reserve for own shares as separately reported under Luxembourg
 law within shareholders' equity                                             (110.2)        (16.5)
Share issue expenses related to capital transactions                           11.1          11.1
Stock based compensation                                                       30.7          18.2
Minimum pension liability adjustment, net of tax                              (11.7)        (10.5)
Accumulated amortization of goodwill under Luxembourg law                      (4.0)         (4.0)
Gain on disposal of subsidiaries                                                4.0           4.0
                                                                         ----------    ----------
Total accumulated deficit under Luxembourg law                               (159.6)       (152.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           ACERGY S.A.

g)        Fixed assets, net

The following table shows a summary of fixed asset account activity.

($ millions)                                                                   2007          2006
----------------------------------------------------------------------   ----------    ----------
Fixed assets:
Balance at beginning of year                                                1,096.6         870.0
Capital expenditures                                                          218.3         252.9
Sales, retirements, impairments and other                                      (3.2)        (26.3)
                                                                         ----------    ----------
Balance at end of year                                                      1,311.7       1,096.6
                                                                         ----------    ----------

Accumulated depreciation:
Balance at beginning of year                                                  451.0         412.3
Depreciation of fixed assets                                                   77.5          58.3
Sales, retirements, impairments and other                                      (4.6)        (19.6)
                                                                         ----------    ----------
Balance at end of year                                                        523.9         451.0
                                                                         ----------    ----------
Total fixed assets, net                                                       787.8         645.6
                                                                         ==========    ==========

h)        Principal operating subsidiaries (fully consolidated)

As of November 30, 2007, the principal operating subsidiaries of the Company included in the consolidated financial statements are as follows:

                                              Country             %
                                              of Incorporation    Shareholding
                                              ----------------    ------------
Acergy Shipping Ltd                           UK                  100
Acergy Norway AS                              Norway              100
Acergy France SA                              France              100
Acergy Services SA (Gabon Branch - USD)       France              100
Acergy West Africa SASU                       France              100
Class 3 Shipping Ltd                          Bermuda             100

i)        Implementation of IFRS

US Generally Accepted Accounting Principles ('US GAAP') continue to be the primary reporting framework for the Company. As the Company is domiciled and registered in Luxembourg the Luxembourg authorities have granted us an exemption until the accounting period beginning on or after January 1, 2007 from the requirement to adopt International Financial Reporting Standards ("IFRS"). The company's primary reporting framework for the year ended November 30, 2008 will be IFRS.

j)        Consolidated directors' report

See information contained on pages 48 through 77.

[GRAPHIC OMITTED] Deloitte                           Deloitte SA
                                                     Audit, Tax, Consulting,
                                                     Financial Advisory Services
To the shareholders of                               560, rue de Neudorf
Acergy S.A.                                          L-2220 Luxembourg
26, Rule Louvigny                                    B.P. 1173
L-1946 Luxembourg                                    L-1011 Luxembourg

                                                     Tel: +352 451 451
                                                     Fax: +352 451 452 401
                                                     www.deloitte.lu

                          INDEPENDENT AUDITOR'S REPORT

Report on the annual accounts

Following our appointment by the Board of Directors, we have audited the accompanying annual accounts of Acergy S.A., which comprise the balance sheet as at 30 November 2007 and the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Board of Directors' responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with the Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted by the "Institut des reviseurs d'entreprises ". Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

                                                        Member of
Audit.Tax.Consulting.Financial Advisory.                Deloitte Touche Tohmatsu

Societe Anonyme
RCS Luxembourg B 67.895
Autorisation d'etablissement n" 88607

[GRAPHIC OMITTED] Deloitte

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the annual accounts give a true and fair view of the financial position of Acergy SA. as of 30 November 2007, and of the results of its operations for the year then ended in accordance with the Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts.

Without qualifying our report we would like to draw attention to the Note 2.2. Accounting policies - Financial Investments, detailing the valuation method of financial fixed assets.

Report on other legal and regulatory requirements

The management report, which is the responsibility of the Board of Directors, is consistent with the annual accounts.

Deloitte SA
Reviseur d'entreprises


/s/ Georges Kioes
Georges Kioes
Partner


9 April 2008

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Mark Woolveridge, Chairman

A Non-executive Director since 1993, Mr Woolveridge served as Deputy Chairman from 2002 until appointed Chairman of the Board in February 2005. He is Chairman of the Governance and Nomination Committee. He has held a number of positions with BP since 1968, most recently serving as Chief Executive Officer of BP Engineering from 1989 until his retirement in 1992. He was a member of the Board of BP Oil Ltd. His previous appointment was General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea. He holds a Master's degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr Woolveridge is a British citizen.

James B. Hurlock, Deputy Chairman

Mr Hurlock is a retired partner from the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He has been a Non-executive Director of the Company since 2002 and was appointed Deputy Chairman in February 2005. He is a member of both the Audit Committee and the Governance and Nomination Committee. He participated in the formation and served on the Board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He holds a BA degree from Princeton University, an MA in Jurisprudence from Oxford University and a JD from Harvard Law School. Mr Hurlock is a U.S. citizen.

Trond O. Westlie

Mr Westlie has been a Non-executive Director of the Company since June 2004. He is Chairman of the Audit Committee and a member of the Compensation Committee. His current work is in the Telecommunication sector as the Executive Vice President and Chief Financial Officer for the Telenor Group. He has previously long experience in the oil and gas service sector as the Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004; and management positions including Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002, and Executive Vice President, Business Development for Aker RGI ASA from 1998 to 2000. He qualified as a State Authorised Public Auditor from Norges Handelshoyskole (the Norwegian School of Economics and Business administration) and has served on numerous corporate boards. Mr Westlie is a Norwegian citizen.

J. Frithjof Skouveroe

Mr Skouveroe joined the Board as a Non-Executive Director in 1993. He is a member of the Audit Committee. He has been in the offshore business since 1976. He was previously CEO of Stolt-Nielsen Seaway, a predecessor of the Company. Mr Skouveroe is the active owner of a group of companies operating within industrial and financial investment activities in Norway. He is the longest serving Board member. He has successfully participated in start-up of new ventures, in projects for turning around and growing companies in a variety of industries throughout his career. He has an MBA from INSEAD and an MSc from the Technical University of Norway. Mr Skouveroe is a Norwegian citizen.

George H. Doremus

Mr Doremus has been a Non-executive Director since June 2004. He is a member of both the Audit Committee and the Compensation Committee. He currently serves as Chief Executive Officer of and has an equity position in Gulf Energy Technologies. He worked at Aker Kvaerner ASA from 2001 to 2003 serving as Executive Vice President, Oil and Gas Process International and President of Houston region operations. He worked at Parsons Corporation from 1991, most recently as Vice President and Manager of Eastern Hemisphere Projects and Middle East Operations, and held various positions at Atlantic Richfield Corporation and Exxon Corporation earlier in his career. Mr Doremus is a U.S. citizen.

Tom Ehret

Mr Ehret was appointed to the Board in November 2003. He has served in the position of Chief Executive Officer of the Company since March 2003. The Board announced that Mr Ehret will retire as CEO on April 14, 2008. He will continue as an Executive Board Member until June 30, 2008 at which time he will become a Non-executive Director, subject to shareholder approval at the AGM. Previously Mr Ehret was Vice Chairman of the Management Board of Technip and President of its Offshore Branch. With more than thirty years experience in the offshore and subsea business, he is a well-recognised figure in the industry. He was instrumental in several industry shaping moves. These included the turnaround of the loss making Stena Offshore and the acquisition in 1989 of Santa Fe's pipelay business by Stena Offshore. He was also instrumental in the 1995 merger between Stena Offshore and Coflexip, the leader in the Subsea industry in the 1990s. After another major strategic move, the acquisition of Aker Deepwater in 2001 by CSO, he negotiated the acquisition of this group by Technip, in 2002. Mr Ehret has worked in all the major disciplines, both technical and commercial, and has been a Project Manager, a New Product Development Manager, a Marketing and Sales Manager, Managing Director, COO and CEO and Executive Chairman. Mr Ehret is a French citizen.

Sir Peter Mason

Sir Peter Mason was appointed to the Board as a Non-executive Director in October 2006. He is Chairman of the Compensation Committee and a member of the Governance and Nomination Committee. He brings extensive management and oil service experience, having served as Chief Executive of AMEC from 1996 until his retirement in September 2006. Prior management positions include Executive Director of BICC plc and Chairman and Chief Executive of Balfour Beatty. He was appointed a Non-executive Director of BAE Systems plc in January 2003 and joined the Board of the Olympic Delivery Authority (ODA) in a non-executive capacity from October 2006. He is a Fellow of the Institute of Civil Engineers and holds a Bachelor of Sciences degree in Engineering. Sir Peter is a British citizen.

Jean P. Cahuzac

Mr Cahuzac will join the Board as an Executive Director following the 2008 AGM on May 23, 2008 subject to shareholders approval. The Company announced in March 2008 that Mr Cahuzac will become the Chief Executive Officer of the Company on April 14, 2008. Prior to joining the Company Mr Cahuzac gained over 29 years experience in the offshore oil and gas industry, having held various technical and senior management positions around the world. From 2000 until April 2008 Mr

Cahuzac worked at Transocean in Houston where he held the positions of Chief Operating Officer and then President, prior to the merger with Global SantaFe. Prior to this he worked at Schlumberger from 1979 to 2000 where he served in various positions including Field Engineer, Division Manager, V.P. Engineering and Shipyards Manager, Executive V.P. and President. He is a Fellow and Director of the International Association of Drilling Contractors and a Fellow of the Society of Petroleum Engineers. Mr Cahuzac holds a Master's degree in Mechanical Engineering from Ecole des Mines de St Etienne and is a graduate of the French Petroleum Institute in Paris. Mr Cahuzac is a French citizen.

[GRAPHIC OMITTED] DnB NOR

To Shareholders of Acergy S.A.

Our ref.                                                    Date
Registrars Department/ij                                    Oslo, April 10, 2008

                                   ACERGY S.A.
                   VOTING ANNUAL GENERAL MEETING MAY 23, 2008

Your holding of Common Shares of Acergy S.A. is registered in The Norwegian Central Securities Depository (Verdipapirsentralen - the "VPS"). If you wish to vote your shares at this Annual General Meeting you may either attend in person at the said general meeting or you may execute the enclosed proxy card and return it to us.

You are encouraged to specify your choice by marking the appropriate boxes on the enclosed proxy form. When properly executed, the proxy will be voted in the manner directed therein, or if no direction is indicated, will be voted "for" the proposal.

Enclosed, please find a return envelope for your proxy. In order for your shares to be voted based on your executed proxy card, the card has to be received by DnB NOR Bank ASA, Registrars Department, Oslo, not later than May 13, 2008, 15:00 hours Central European Summer Time.

Yours sincerely,
for DnB NOR Bank ASA
Registrars Department


Irene Johansen

DnB NOR Bank ASA Office Stranden 21, Oslo Postal address NO-0021 Oslo, Norway Telephone +47 91 50 30 00 Fax +47 22 94 90 20 www.dnbnor.no Register of Business Enterprises NO 984 851 006 MVA

Name
Address
City
Country

                                      PROXY
                                   ACERGY S.A.
     Proxy Solicited on behalf of the Board of Directors of the Company for
                       Annual General Meeting May 23, 2008

The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Mark Woolveridge, Jean P. Cahuzac, Stuart Jackson, Johan Rasmussen, Jean-Paul Reiland, Jean Hoss and Philippe Hoss, and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent the undersigned at the Annual General meeting of Shareholders of ACERGY S.A., to be held at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg on Friday May 23, 2008 at 3:00 p.m., and at any adjournments thereof, on all matters coming before said meeting.

1.                                                              FOR                   AGAINST                 ABSTAIN
---- ------------------------------------------------ ----------------------- ----------------------- -----------------------
     To consider (i) the report of Deloitte S.A.,
     Luxembourg, Independent Auditors ("Reviseurs
     d'entreprises") on the consolidated financial
     statements of the Company, (ii) the Report of
     Maitland Luxembourg S.A.: Luxembourg,
     Statutory Auditor ("Commissaire aux comptes")
     of the Company, and (iii) the Report by the
     Board of Directors of the Company, in respect
     of the consolidated and unconsolidated
     financial statements of the Company for the
     fiscal year ended November 30, 2007.

2.                                                              FOR                   AGAINST                 ABSTAIN
---- ------------------------------------------------ ----------------------- ----------------------- -----------------------
     To approve the unconsolidated balance sheet
     and statements of profit and loss of the
     Company for the fiscal year ended November 30,
     2007.

3.                                                              FOR                   AGAINST                 ABSTAIN
---- ------------------------------------------------ ----------------------- ----------------------- -----------------------
     To approve the consolidated balance sheet and
     statements of operations of the Company for
     the fiscal year ended November 30, 2007.

4.                                                              FOR                   AGAINST                 ABSTAIN
---- ------------------------------------------------ ----------------------- ----------------------- -----------------------
     To discharge the Board of Directors and
     Statutory Auditors of the Company in respect
     of the proper performance of their duties for
     the fiscal year ended November 30, 2007.

5.                                                              FOR                   AGAINST                 ABSTAIN
---- ------------------------------------------------ ----------------------- ----------------------- -----------------------
     To authorize the Company, or any wholly-owned
     subsidiary, to purchase Common Shares of the
     Company, from time to time in the open market
     and in privately negotiated transactions, at
     a price reflecting such open market price and
     on such other terms as shall be determined by
     the Board of Directors of the Company,
     provided (a) the maximum price to be paid per
     Common Share does not exceed the higher of
     the price of the last independent trade on
     the Oslo Stock Exchange (or for American
     Depositary Shares (ADSs) on the Nasdaq Stock
     Market Inc., if applicable) and the highest
     current independent bid on the trading venue
     where the purchase is carried out and (b) the
     minimum price to be paid for such Common
     Shares shall not be less than the par value
     (i.e., U.S. $2.00 per share) thereof and
     further provided such purchases are made in
     conformity with Article 49-2 of the
     Luxembourg Company Law, such authorization
     being granted for purchases completed on or
     before August 31, 2009.

6.                                                              FOR                   AGAINST                 ABSTAIN
---- ------------------------------------------------ ----------------------- ----------------------- -----------------------
     To elect eight directors of the Company to
     hold office until the next Annual General
     Meeting of Shareholders and until their
     respective successors have been duly elected.

For election Mark Woolveridge, James B. Hurlock, Trond O. Westlie, J. Frithjof Skouveroe, George H. Doremus, Tom Ehret, Sir Peter Mason and Jean P. Cahuzac.

For, except vote withheld from the following nominee(s):________________________________________________________

7.                                                              FOR                   AGAINST                 ABSTAIN
---- ------------------------------------------------ ----------------------- ----------------------- -----------------------
     To elect the Statutory Auditors ("Commissaire
     aux comptes") to report on the unconsolidated
     financial statements and the Independent
     Auditors ("Reviseurs d'entreprises") to audit
     the consolidated financial statements, of the
     Company, for a term to expire at the next
     Annual General Meeting of Shareholders.

8.                                                              FOR                   AGAINST                 ABSTAIN
---- ------------------------------------------------ ----------------------- ----------------------- -----------------------
     To approve the determination of dividends of
     the Company for the fiscal year ended
     November 30, 2007, namely (i) approval of the
     recommendation of the Board of Directors of
     the Company of payment of a final dividend of
     USD 0.21 per Common Share, payable on 12 June
     2008 to Shareholders of record as of 29 May
     2008 and (ii) transfer of all undistributed
     profits to the retained earnings of the
     Company. (Note: The first trading date ex
     dividend will be 27 May 2008).

9.                                                              FOR                   AGAINST                 ABSTAIN
---- ------------------------------------------------ ----------------------- ----------------------- -----------------------
     To approve the amendment to the 2003 Stock
     Option Plan and the French Stock Option Plan
     so that the number of shares that may be
     delivered shall increase from 6,310,000 to
     18,800,000 and from 500,000 to 2,000,000
     respectively, bearing in mind that the number
     under the French Stock Option Plan is subset
     of the number of shares available under the
     general plan.

Signature(s)__________________________________________     Date: _______________

            Note: Please sign exactly as name appears above. Joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

Deutsche Bank Trust Company Americas
Trust & Securities Services
Global Equity Services

DEPOSITARY RECEIPTS                                               April 14, 2008

Depositary's Notice pertaining to the Annual General Meeting of Shareholders of Acergy S.A.

Issue:              Acergy S.A. / Cusip 00443E104

Country:            Luxembourg

Meeting Details:    Annual General Meeting of Shareholders - May 23, 2008 at
                    the offices of Services Generaux de Gestion S.A., 23, avenue
                    Monterey, L-2086 Luxembourg. 3:00 PM Local Time.

Meeting Agenda:     The Company's Notice of Meeting and supporting materials,
                    including the Agenda is enclosed

Voting Deadline:    On or before May 12, 2008 at 3:00 PM (New York City time)

ADR Record Date:    March 31, 2008

Common: ADR ratio   1 Common Share: 1 ADR

In accordance with Section 17 of the Deposit Agreement between Acergy S.A. (the "Company") and Deutsche Bank Trust Company Americas, as Depositary (the "Depositary"), Acergy S.A. ADR holders (the "Holders") are hereby notified of the Company's Annual General Meeting of Shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is enclosed.

Holders at the close of business on the ADR record date will be entitled, subject to any applicable law, the Company's Articles of Association and the provisions of or governing Deposited Property underlying ADRs, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Property represented by ADRs. A voting instruction form is enclosed for that purpose.

Upon receipt of a voting instruction from an ADR Holder on the ADR record date, received on or before the ADR voting deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Articles of Association of the Company and the provisions of the Deposited Property underlying the ADRs, to vote or cause the Custodian to vote the Shares and/or other Deposited Property, in person or by proxy, represented by the ADRs in accordance with the instructions set forth in such request.

Voting instructions may be given only in respect of a number of ADRs representing an integral number of Shares or other Deposited Property.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote or attempt to exercise the right to vote Shares or other Deposited Property represented by ADRs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Property represented by ADRs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

In the event of a postponement of the Annual General Meeting of Shareholders or a reconvening of a second meeting, all votes received from beneficial holders of Acergy S.A. ADRs will remain valid for the purposes of any such postponed or reconvened General Meeting.

For further information, please contact:
Heidy Kashef, Associate
Deutsche Bank - Depositary Receipts
[GRAPHIC OMITTED]: 212 250-1605 [GRAPHIC OMITTED]: 212 797-0327

                                                 [GRAPHIC OMITTED] Deutsche Bank

                                      PROXY
                                   ACERGY S.A.

     Proxy Solicited on behalf of the Board of Directors of the Company for
                       Annual General Meeting May 23, 2008

     The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Mark Woolveridge, Jean P. Cahuzac, Stuart Jackson, Johan Rasmussen, Jean-Paul Reiland, Jean Hoss and Philippe Hoss, and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent the undersigned at the Annual General meeting of Shareholders of ACERGY S.A., to be held at the offices of Services Generaux de Gestion S.A., 23 avenue Monterey, L-2086 Luxembourg on Friday May 23, 2008 at 3:00 p.m., and at any adjournments thereof, on all matters coming before said meeting.

                (Continued and to be signed on the reverse side)

COMMENTS:

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                   ACERGY S.A.

                                  May 23, 2008

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.

-----------------------------------------------------------------------------------------------------------------------------
 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      FOR  AGAINST  ABSTAIN
                                               1. To consider (i) the report of Deloitte S.A.,        [ ]    [ ]      [ ]
                                                  Luxembourg, Independent Auditors ("Reviseurs
                                                  d'entreprises") on the consolidated financial
                                                  statements of the Company, (ii) the Report of
                                                  Maitland Luxembourg S.A: Luxembourg, Statutory
                                                  Auditor ("Commissaire aux comptes") of the
                                                  Company, and (iii) the Report by the Board of
                                                  Directors of the Company, in respect of the
                                                  consolidated and unconsolidated financial
                                                  statements of the Company for the fiscal year
                                                  ended November 30, 2007.

                                               2. To approve the unconsolidated balance sheet and     [ ]    [ ]      [ ]
                                                  statements of profit and loss of the Company for
                                                  the fiscal year ended November 30, 2007.

                                               3. To approve the consolidated balance sheet and       [ ]    [ ]      [ ]
                                                  statements of operations of the Company for the
                                                  fiscal year ended November 30, 2007.

                                               4. To discharge the Board of Directors and Statutory   [ ]    [ ]      [ ]
                                                  Auditors of the Company in respect of the proper
                                                  performance of their duties for the fiscal year
                                                  ended November 30, 2007.

                                               5. To authorize the Company, or any wholly-owned       [ ]    [ ]      [ ]
                                                  subsidiary, to purchase Common Shares of the
                                                  Company, from time to time in the open market and
                                                  in privately negotiated transactions, at a price
                                                  reflecting such open market price and on such
                                                  other terms as shall be determined by the Board of
                                                  Directors of the Company, provided (a) the maximum
                                                  price to be paid per Common Share does not exceed
                                                  the higher of the price of the last independent
                                                  trade on the Oslo Stock Exchange ( or for American
                                                  Depositary Shares (ADSs) on the Nasdaq Stock
                                                  Market Inc., if applicable) and the highest
                                                  current independent bid on the trading venue where
                                                  the purchase is carried out and (b) the minimum
                                                  price to be paid for such Common Shares shall not
                                                  be less than the par value (i.e. U.S. $2.00 per
                                                  share) thereof and further provided such purchases
                                                  are made in conformity with Article 49-2 of the
                                                  Luxemburg Company Law, such authorization being
                                                  granted for purchases completed on or before
                                                  August 31, 2009.

                                               6. To elect eight directors of the Company to hold     [ ]    [ ]      [ ]
                                                  office until the next Annual General Meeting of
                                                  Shareholders and until their respective successors
                                                  have been duly elected.

                                               7. To elect the Statutory Auditors ("Commissaire aux   [ ]    [ ]      [ ]
                                                  comptes") to report on the unconsolidated
                                                  financial statements and the Independent Auditors
                                                  ("Reviseurs d'entreprises") to audit the
                                                  consolidated financial statements, of the Company,
                                                  for a term to expire at the next Annual General
                                                  Meeting of Shareholders.

                                               8. To approve the determination of dividends of the    [ ]    [ ]      [ ]
                                                  Company for the fiscal year ended November 30,
                                                  2007, namely (i) approval of the recommendation of
                                                  the Board of Directors of the Company of payment
                                                  of a final dividend of USD 0.21 per Common Share,
                                                  payable on 12 June 2008 to Shareholders of record
                                                  as of 29 May 2008 and (ii) transfer of all
                                                  undistributed profits to the retained earnings of
                                                  the Company. (Note: The first trading date ex
                                                  dividend will be 27 May 2008)

To change the address on your account,   [ ]   9. To approve the amendment to the 2003 Stock Option   [ ]    [ ]      [ ]
please check the box at right and                 Plan and the French Stock Option Plan so that the
indicate your new address in the address          number of shares that may be delivered shall
space above. Please note that changes to          increase from 6,310,000 to 18,800,000 and from
the registered name(s) on the account             500,000 to 2,000,000 respectively, bearing in mind
may not be submitted via this method.             that the number under the French Stock Option Plan
                                                  is subset of the number of shares available under
                                                  the general plan.

Signature of Shareholder ___________________ Date: __________   Signature of Shareholder ___________________ Date: __________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                   ACERGY S.A.

                                  May 23, 2008

                            PROXY VOTING INSTRUCTIONS

MAIL - Date, sign and mail your proxy
card in the envelope provided as soon as
possible.
                   -OR-
TELEPHONE - Call toll-free 1-800-PROXIES       COMPANY NUMBER  _________________
(1-800-776-9437) in the United States or
1-718-921-8500 from foreign countries          ACCOUNT NUMBER  _________________
and follow the instructions. Have your
proxy card available when you call.
                   -OR-
INTERNET - Access "www.voteproxy.com"
and follow the on-screen instructions.
Have your proxy card available when you
access the web page.

You may enter your voting instructions at 1-800-PROXIES in the United States or 1-718-921-8500 from foreign countries or www.voteproxy.com up until 11:59 PM Eastern Time on May 11, 2008.

  Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

-----------------------------------------------------------------------------------------------------------------------------
 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                      FOR  AGAINST  ABSTAIN
                                               1. To consider (i) the report of Deloitte S.A.,        [ ]    [ ]      [ ]
                                                  Luxembourg, Independent Auditors ("Reviseurs
                                                  d'entreprises") on the consolidated financial
                                                  statements of the Company, (ii) the Report of
                                                  Maitland Luxembourg S.A: Luxembourg, Statutory
                                                  Auditor ("Commissaire aux comptes") of the
                                                  Company, and (iii) the Report by the Board of
                                                  Directors of the Company, in respect of the
                                                  consolidated and unconsolidated financial
                                                  statements of the Company for the fiscal year
                                                  ended November 30, 2007.

                                               2. To approve the unconsolidated balance sheet and     [ ]    [ ]      [ ]
                                                  statements of profit and loss of the Company for
                                                  the fiscal year ended November 30, 2007.

                                               3. To approve the consolidated balance sheet and       [ ]    [ ]      [ ]
                                                  statements of operations of the Company for the
                                                  fiscal year ended November 30, 2007.

                                               4. To discharge the Board of Directors and Statutory   [ ]    [ ]      [ ]
                                                  Auditors of the Company in respect of the proper
                                                  performance of their duties for the fiscal year
                                                  ended November 30, 2007.

                                               5. To authorize the Company, or any wholly-owned       [ ]    [ ]      [ ]
                                                  subsidiary, to purchase Common Shares of the
                                                  Company, from time to time in the open market and
                                                  in privately negotiated transactions, at a price
                                                  reflecting such open market price and on such
                                                  other terms as shall be determined by the Board of
                                                  Directors of the Company, provided (a) the maximum
                                                  price to be paid per Common Share does not exceed
                                                  the higher of the price of the last independent
                                                  trade on the Oslo Stock Exchange ( or for American
                                                  Depositary Shares (ADSs) on the Nasdaq Stock
                                                  Market Inc., if applicable) and the highest
                                                  current independent bid on the trading venue where
                                                  the purchase is carried out and (b) the minimum
                                                  price to be paid for such Common Shares shall not
                                                  be less than the par value (i.e. U.S. $2.00 per
                                                  share) thereof and further provided such purchases
                                                  are made in conformity with Article 49-2 of the
                                                  Luxemburg Company Law, such authorization being
                                                  granted for purchases completed on or before
                                                  August 31, 2009.

                                               6. To elect eight directors of the Company to hold     [ ]    [ ]      [ ]
                                                  office until the next Annual General Meeting of
                                                  Shareholders and until their respective successors
                                                  have been duly elected.

                                               7. To elect the Statutory Auditors ("Commissaire aux   [ ]    [ ]      [ ]
                                                  comptes") to report on the unconsolidated
                                                  financial statements and the Independent Auditors
                                                  ("Reviseurs d'entreprises") to audit the
                                                  consolidated financial statements, of the Company,
                                                  for a term to expire at the next Annual General
                                                  Meeting of Shareholders.

                                               8. To approve the determination of dividends of the    [ ]    [ ]      [ ]
                                                  Company for the fiscal year ended November 30,
                                                  2007, namely (i) approval of the recommendation of
                                                  the Board of Directors of the Company of payment
                                                  of a final dividend of USD 0.21 per Common Share,
                                                  payable on 12 June 2008 to Shareholders of record
                                                  as of 29 May 2008 and (ii) transfer of all
                                                  undistributed profits to the retained earnings of
                                                  the Company. (Note: The first trading date ex
                                                  dividend will be 27 May 2008)

To change the address on your account,   [ ]   9. To approve the amendment to the 2003 Stock Option   [ ]    [ ]      [ ]
please check the box at right and                 Plan and the French Stock Option Plan so that the
indicate your new address in the address          number of shares that may be delivered shall
space above. Please note that changes to          increase from 6,310,000 to 18,800,000 and from
the registered name(s) on the account             500,000 to 2,000,000 respectively, bearing in mind
may not be submitted via this method.             that the number under the French Stock Option Plan
                                                  is subset of the number of shares available under
                                                  the general plan.

Signature of Shareholder ___________________ Date: __________   Signature of Shareholder ___________________ Date: __________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.